FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly held Company and Authorized Company CNPF/MF No. 47.508.411/0001‐56

NOTICE TO THE SHAREHOLDERS

We hereby inform Messrs. shareholders of Companhia Brasileira de Distribuição (“Company”) that the Company´s Board of Directors resolved, on this date, to approve, ad referendum of the Annual and General Shareholders’ Meeting to be held in 2019, the payment of interest on equity (juros sobre o capital próprio) referred to the period between  October  1,  2019  and   December   31,   2019,   in   the   gross   amount   of R$ 192,434,359.58 (one hundred and ninety-two million, four hundred and thirty-four thousand, three hundred and fifty-nine reais and fifty-eight centavos). This gross amount corresponds to R$ 0,679223778 per each common share and R$ 0,747146155 per each preferred share and from it will be deducted the amount related to withhold taxes (“IRRF” – “Imposto de Renda Retido na Fonte”), pursuant to the Law in force, with the exception of the shareholders that are immune and/or exempt, and will be attributed to the minimum mandatory dividend of the fiscal year of 2018.

The shareholders duly immune or exempt from IRRF shall submit to the Company the documents evidencing their exception until March 29, 2019, to the attention of the Investors Relation Officer at the address of the Company´s head office (Av. Brigadeiro Luís Antônio, 3142, Jardim Paulista – Zip Code 01402-901, São Paulo/SP).

The mentioned payment to the shares traded on B3 S.A. - Brasil, Bolsa, Balcão, as well as other shares registered with Itaú Corretora de Valores S.A., shall occur on May 22, 2019, according to the base date of March 28, 2019 (including such date). The shares issued by the Company shall be traded ex-interest as from March 29, 2019.

Regarding the American Depositary Receipts representing the Company's preferred shares (“ADR”) traded on the New York Stock Exchange - NYSE, the owners of ADRs will be entitled to the interest on equity on the base date of April 5, 2019 (including such date). The payment to the ADR owners shall be done by JPMorgan Chase Bank, N.A., the depositary bank of the ADRs.

São Paulo, March 25, 2019.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 25, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.